Exhibit 99.2

Hi everyone,

My name is Maya Shah, and I am a specialist on the Masterworks acquisitions team.

Our latest offering is a painting by Kazuo Shiraga titled, “xCxhxixsxuxixsxexix xTxsxuxhxixexnx.” This work is an excellent example of Shiraga’s seminal body of work, the “Water Margin” series. The Painting’s dynamic, impastoed surface, rich palette and date of execution make it a commercially attractive work from Shiraga’s most desirable series.

Kazuo Shiraga was one of the most influential Japanese Post-War artists, best known for his integration of performance and painting. Works by the artist have been included in group exhibitions at renowned institutions such as the Museum of Modern Art, the Museum of Contemporary Art, Los Angeles and the San Francisco Art Institute.

Shiraga’s work is also held in the permanent collections of the Metropolitan Museum of Art in New York, the Centre Pompidou in Paris and the Walker Art Center in Minneapolis, among others.

The artist’s cultural significance and institutional recognition has translated into commercial success in recent years. Per Artprice, in 2021, Shiraga was ranked in the top 125 artists, with total auction turnover of $17.6 million, inclusive of buyer’s premium.

To find investment quality works by the artist, our acquisitions team has reviewed over 95 examples from around the world, some of which are priced in excess of $5 million. Of these 95 works, we have carefully selected three to be offered on the Masterworks platform.

As of June 2022, Shiraga’s auction records are led by “Takao,” which sold for the equivalent of $10.3 million on June 6, 2018 at Sotheby’s in Paris, “Tentaisei Soushiko,” which sold for the equivalent of $8.6 million on December 4, 2019 at Sotheby’s in Paris and “Gekidou Suru Aka,” which sold for the equivalent of $5.3 million on June 3, 2014 also at Sotheby’s in Paris. All prices are inclusive of buyer’s premium.

Between July 2003 and November 2021, auction sales of works by Shiraga which are similar to “xCxhxixsxuxixsxexix xTxsxuxhxixexnx,” defined as paintings which are part of the “Water Margin” series and were executed between 1959 and 1965 and were named for the “Earthly Gods” of the “Water Margin,” which measure between 50 and 77 inches in either orientation, have increased at an estimated annualized appreciation rate of 23.4%.

Overall, Masterworks’ “track record” across all of our investment vehicles is 14.3%, net of fees, on an annualized basis through March 31st, 2022.

Investing involves risk and past price performance is not indicative of future results. Diversification and asset allocation do not ensure profit or guarantee against loss. There are significant differences between art and other asset classes. Investing involves risk, including loss of principal. Before investing in our offering, please be sure to carefully review the Offering Circular and see important Regulation A disclosures at masterworks dot io slash cd.